SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------

              INTEGRATED RESOURCES HIGH EQUITY PARTNERS, SERIES 85,
                        A CALIFORNIA LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            MILLENNIUM FUNDING II LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
                    ----------------------------------------
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                               David G. King, Jr.
                    Presidio Capital Investment Company, LLC
                               527 Madison Avenue
                            New York, New York 10022
                                 (212) 319-3400

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                              Mark I. Fisher, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York , New York 10022
                                 (212) 940-8877
                      ------------------------------------
                            CALCULATION OF FILING FEE

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Transaction Valuation*:  $3,086,866                Amount of Filing Fee: $617.37

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* For purposes of calculating the fee only. This amount assumes the purchase of
26,936 units of limited partnership interest ("Units") of the subject partnership for $114.60 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not Applicable
Form or Registration No.:  Not Applicable
Filing Party: Not Applicable
Date Filed:  Not Applicable

CUSIP No. NONE                       14D-1

================================================================================

1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                            Millennium Funding II LLC

                                  ------------
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2.    Check the Appropriate Box if a Member of a Group

      (a)   |_|

      (b)   |X|

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3.    SEC Use Only

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4     Sources of Funds

                                       AF

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5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                                  |_|

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6.    Citizenship or Place of Organization

                                    Delaware

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7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

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8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares         |_|

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9.    Percent of Class Represented by Amount in Row 7

                                        0

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10.   Type of Reporting Person

                                       OO

================================================================================

CUSIP No. NONE                       14D-1

================================================================================

1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC

                                    ---------

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group

      (a)   |_|

      (b)   |X|

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3.    SEC Use Only

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4     Sources of Funds

                                       N/A

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5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                                  |_|

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     92,744*

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8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares         |_|

--------------------------------------------------------------------------------

9.    Percent of Class Represented by Amount in Row 7

                                     23.19%

--------------------------------------------------------------------------------

10.   Type of Reporting Person

                                       OO

================================================================================

* 92 Units are owned by Millennium Funding Corp., 73,735 Units are owned by Millennium Funding II Corp. and 3,351 Units are owned by Millennium Funding I LLC. In addition, Presidio Capital Corp. has the right to acquire an additional 15,566 Units. All of such entities are directly or indirectly 100% owned by Presidio Capital Investment Company, LLC.


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

                                 SCHEDULE 14D-1

ITEM 1. SECURITY AND SUBJECT COMPANY.

      (a) The name of the subject company is Integrated Resources High Equity Partners, Series 85, A California Limited Partnership (the "Partnership"). The address of the Partnership's principal executive offices is 5 Cambridge Center, 9th Floor Cambridge, Massachusetts 02142.

      (b) This Statement relates to an offer by Millennium Funding II LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 26,936 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $114.60 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" and Section 9 ("Certain Information Concerning your Partnership") is incorporated herein by reference. As of September 30, 1999, the Partnership had 400,010 Units outstanding.

      (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(d), (g) This Statement is being filed by the Purchaser and Presidio Capital Investment Company, LLC (collectively, the "Bidders"). The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning Us") and in Schedule 1 to the Offer to Purchase is incorporated herein by reference.

      (e)-(f) During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedule 1 to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (g) Each of the individuals listed on Schedule 1 to the Offer to Purchase is a citizen of the United States.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 9 ("Certain Information Concerning Your Partnership"), in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Purchase in Section 12 ("Source of Funds") is incorporated herein by reference.

      (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      (a)-(e) The information set forth in the Offer to Purchase under "Introduction" and in Section 8 ("Future Plans") is incorporated herein by reference.

      (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a)-(b) The information set forth in the Offer to Purchase under "Introduction," and in Section 11 ("Certain Information Concerning Us") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      The information set forth in the Offer to Purchase under "Introduction," in Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Concerning Us") and Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      Not applicable.


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

ITEM 10. ADDITIONAL INFORMATION.

      (a) Not applicable.

      (b)-(d) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters") is incorporated herein by reference.

      (e) The information set forth in the Offer to Purchase under "Introduction" and in Section 13 ("Background of the Offer") is incorporated herein by reference.

      (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)    Offer to Purchase, dated November 24, 1999.

      (a)(2)    Letter of Transmittal and Related Instructions.

      (a)(3) Cover Letter, dated November 24, 1999, from the Purchaser to the Limited Partners of the Partnership.

      (c)(1) Agreement, dated March 6, 1998 (the "Agreement") among Presidio Capital Corp., American Real Estate Holdings, L.P. and Olympia Investors L.P. (incorporated by reference to Exhibit (c)(i) to Statement on Schedule 14D-9 of the Partnership (the "Olympia 14D-9"), which was filed with the Securities and Exchange Commission (the "Commission") as of March 25, 1998).

      (c)(2) Amendment No. 1 to the Agreement (incorporated by reference to Exhibit (iii) to Amendment No. 1 to the Olympia 14D-9 which was filed with the Commission as of May 22, 1998).

      (c)(3) Amendment No. 2 to the Agreement (incorporated by reference to Exhibit (iii) to Amendment No. 2 to the Olympia 14D-9 which was filed with the Commission as of July 1, 1998).

      (c)(4) Amendment No. 3 to the Agreement (incorporated by reference to Exhibit (a)(6) to Amendment No. 9 to Schedule 14D-9 of Olympia Investors L.P. and certain other bidders which was filed with the Commission as of July 17, 1998).

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1999

                                       MILLENNIUM FUNDING II LLC

                                       By: Presidio Capital Investment
                                           Company, LLC, Member


                                       By: David G. King, Jr.
                                           -------------------------------------
                                           David G. King, Jr.
                                           President


                                       PRESIDIO CAPITAL INVESTMENT
                                       COMPANY, LLC


                                       By: David G. King, Jr.
                                           -------------------------------------
                                           David G. King, Jr.
                                           President

                                  EXHIBIT INDEX

Exhibit   Description

(a)(1)    Offer to Purchase, dated November 24, 1999.

(a)(2)    Letter of Transmittal and Related Instructions.

(a)(3) Cover Letter, dated November 24, 1999, from the Purchaser to the Limited Partners of the Partnership.

(c)(1) Agreement, dated March 6, 1998 (the "Agreement") among Presidio Capital Corp., American Real Estate Holdings, L.P. and Olympia Investors L.P. (incorporated by reference to Exhibit (c)(i) to Statement on Schedule 14D-9 of the Partnership (the "Olympia 14D-9"), which was filed with the Securities and Exchange Commission (the "Commission") as of March 25, 1998).

(c)(2)    Amendment No. 1 to the Agreement (incorporated by reference to Exhibit
          (iii) to Amendment No. 1 to the Olympia 14D-9 which was filed with the Commission as of May 22, 1998).

(c)(3)    Amendment No. 2 to the Agreement (incorporated by reference to Exhibit
          (iii) to Amendment No. 2 to the Olympia 14D-9 which was filed with the Commission as of July 1, 1998).

(c)(4)    Amendment No. 3 to the Agreement (incorporated by reference to Exhibit
          (a)(6) to Amendment No. 9 to Schedule 14D-9 of Olympia Investors L.P. and certain other bidders which was filed with the Commission as of July 17, 1998).


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